Exhibit 99.1

YM BIOSCIENCES ANNOUNCES PIVOTAL PRECLINICAL EFFICACY DATA FOR THE JAK1/2 INHIBITOR
CYT387 PUBLISHED IN BLOOD, THE JOURNAL OF THE AMERICAN SOCIETY OF HEMATOLOGY

MISSISSAUGA, Canada - April 19, 2010 - YM BioSciences Inc. (NYSE Amex:YMI, TSX:YM), announced the pre-publication of pivotal preclinical data for CYT387, the company’s highly selective and potent JAK1/2 inhibitor, currently in a Phase I/II trial for myelofibrosis.

The scientific paper, published as a First Edition in the premier hematology journal Blood, describes an extensive body of work demonstrating the potent activity of the compound in in vitro cell assays and in an in vivo model of the myeloproliferative neoplasms (MPNs). (Jeffrey W. Tyner, Michael W. Deininger et al CYT387, a novel JAK2 inhibitor, induces hematologic responses and normalizes inflammatory cytokines in murine myeloproliferative neoplasms Blood First Edition Paper, prepublished online April 12, 2010; DOI 10.1182/blood-2009-05-223727).

The paper describes work conducted in the laboratory of Dr. Michael Deininger at Oregon Health Sciences University Knight Cancer Institute, Portland, Oregon, which demonstrates that orally-administered CYT387 normalizes the hallmark MPN features of elevated blood cell counts and enlarged spleen size in an in vivo model of the disease. Importantly, blood cell production is shown to return to the bone marrow with drug treatment.

CYT387 also significantly reduces circulating levels of inflammatory cytokines such as IL-6 and TNF-, which are common in patients with MPNs, as well as in auto-immune diseases such as rheumatoid arthritis. The data are consistent with data reported for INCB18424 (Incyte/Novartis), the other dual JAK1/2 inhibitor in clinical development. An internal study at YM BioSciences demonstrates that CYT387 possesses similar potency against JAK1/2 enzymes as INCB18424. Moreover, in the same study CYT387 was demonstrated to have improved selectivity over JAK3 and TYK2 than INCB18424, which may result in a superior therapeutic window for CYT387. Results from this comparative study will be submitted for presentation at forthcoming meetings during 2010.

“This extensive study by Dr. Deininger and his team clearly demonstrates that our JAK1/2 inhibitor CYT387, has an exceptional profile for the treatment of MPNs,” said David Allan, Chairman and CEO of YM BioSciences. “Our expectation for the clinical success of this compound is reflected in the recent decision by the principal investigator and data safety monitoring board to accelerate the current Phase I/II clinical trial in myelofibrosis through an earlier-than-planned initiation of the Phase II component of the study.”

About YM BioSciences
YM BioSciences Inc. is a life sciences product development company. Together with the products from YM BioSciences Australia (formerly Cytopia Limited), the Company is currently developing four late-stage products: nimotuzumab, an EGFR-targeting Affinity-Optimized Antibody™; CYT387, a JAK 1/2 small molecule inhibitor; CYT997, a potent, vascular disrupting agent (VDA); and AeroLEF®, a proprietary, inhaled-delivery composition of free and liposome-encapsulated fentanyl. YM has proven regulatory and clinical trial expertise and a diversified business model designed to reduce risk while advancing clinical products toward international approval, marketing and commercialization.

Nimotuzumab is a humanized monoclonal antibody in development worldwide, targeting multiple tumor types primarily in combination with radiation and chemoradiation. It is importantly differentiated from all other currently marketed EGFR-targeting agents due to its remarkably benign side-effect profile. Nimotuzumab's anti-tumor activity has led to its approval for marketing in 23 countries. In more than 9,000 patients reported as having been treated with nimotuzumab worldwide to date, Grade IV incidents of radiation dermatitis and incidents of severe rash have been only rarely observed and reports of the other severe side-effects that are typical of EGFR-targeting molecules have been equally rare. Nimotuzumab is licensed to YM's majority-owned, Canadian subsidiary, CIMYM BioSciences Inc., by CIMAB S.A., and was developed at the Center of Molecular Immunology. The clinical stage products discovered by Cytopia Ltd (YM Australia since January 2010) include the JAK 1/2 inhibitor, CYT387, and the novel VDA molecule, CYT997.  Both were developed internally at Cytopia from research led by Dr. Andrew Wilks who discovered and named the Janus kinases. Cytopia's earlier stage portfolio includes a JAK3 program that was the subject of a research collaboration underwritten by Novartis that concluded in 2009 with any further development residing exclusively with Novartis; an ongoing collaborative research project with the Melbourne-based Cooperative Research Centre for Cancer Therapeutics (CRC CTx) for the development of Cytopia's inhibitors of Focal Adhesion Kinase (FAK), a protein implicated in progression and metastasis of numerous solid tumors; and a novel series of compounds that inhibit the kinase FMS which have been demonstrated to have excellent potency and selectivity. Approximately 4,000 additional novel compounds have been amassed from Cytopia's own research and are being reviewed. YM's other discovery programs include the Intellimab® platform of uniquely optimized antibodies designed to selectively target cancer cells resulting in improvements to the safety profiles of antibodies and the consequent prospect of their conjugation to highly potent toxins for safe delivery to tumour tissue. YM is also developing AeroLEF for the treatment of moderate to severe acute pain. The product is differentiated from other approaches using opioids because patients are able to individually control the analgesia required for their differing intensities of pain. AeroLEF has met all endpoints in each of its trials including a randomized Phase II trial and is currently being prepared for late-stage development internationally.

This press release may contain forward-looking statements, which reflect the Company's current expectation regarding future events. These forward-looking statements involve risks and uncertainties that may cause actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Such factors include, but are not limited to, changing market conditions, the successful and timely completion of clinical studies, the establishment of corporate alliances, the impact of competitive products and pricing, new product development, uncertainties related to the regulatory approval process and other risks detailed from time to time in the Company's ongoing quarterly and annual reporting. Certain of the assumptions made in preparing forward-looking statements include but are not limited to the following: that nimotuzumab will continue to demonstrate a competitive safety profile in ongoing and future clinical trials; that JAK 1/2 and the VDA molecule will generate positive efficacy and safety data in future clinical trials; AeroLEF® will continue to generate positive efficacy and safety data in future clinical trials; that and that YM and its various partners will complete their respective clinical trials within the timelines communicated in this release. Except as required by applicable securities laws, we undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Enquiries:
James Smith, the Equicom Group Inc.	Thomas Fechtner, the Trout Group LLC
Tel. +1-416-815-0700 x 229	Tel. +1-646-378-2931
Email: jsmith@equicomgroup.com	Email: tfechtner@troutgroup.com